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                                                                   Exhibit 2.2

                               FLCC Holdings, Inc.
                           c/o Forstmann Little & Co.
                          767 Fifth Avenue, 44th Floor
                            New York, New York 10153



                                January 15, 2001


Citadel Communications Corporation
City Center West, Suite 400
7201 West Lake Mead Blvd.
Las Vegas, Nevada 89128
Attn: Lawrence R. Wilson

Ladies & Gentlemen:

         Reference is made to that certain Agreement and Plan of Merger, dated as of January 15, 2001, by and between Citadel Communications Corporation and FLCC Holdings, Inc. (the "Agreement"). Any capitalized terms used herein but not defined herein shall have the meanings assigned to such terms in the Agreement. The parties hereto agree as follows:

         1. Notwithstanding anything in the Merger Agreement to the contrary, if in connection with any changes in FCC rules or policies adopted in connection with the FCC proceeding captioned In the Matter of Definition of Radio Markets, MM Docket No. 00-244, NOTICE OF PROPOSED RULE MAKING (Released December 13, 2000) or any related proceeding (collectively, the "Definition Proceedings"), including the application of the changed rules or policies to the FCC Consent, the Merger, the operation of the business of the Company or otherwise, the Company and its subsidiaries divest, agree to divest or are required to divest Company Licensed Facilities (other than Company Licensed Facilities that the Company has indicated to Parent in writing prior to the date hereof it intends to divest) that, in the aggregate, contributed $14 million or more to the consolidated broadcast cash flow of the Company for the 12 month period immediately preceding any such divestitures, then Parent shall have the right to terminate the Agreement. In the event of such a termination, the Agreement shall forthwith become void, and there shall be no liability under the Agreement on the part of Parent or the Company.

         2. Parent, in evaluating whether to enter into the Agreement, has not relied on any forward looking financial information provided by the Company other than the information contained in the written projections entitled "Base Case: Includes


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               Tuscon (excl. Spin markets)" ("Base Case Projections"). While acknowledging Parent's reliance on the forward looking information presented in the Base Case Projections, the parties also acknowledge that the Company makes no representation or warranty in this letter agreement or in the Agreement with respect to the Base Case Projections. The parties acknowledge that the Parent does not relinquish any rights to make a claim that a material failure to meet the forecasts contained in the Base Case Projections constitutes a Company Material Adverse Effect.

          If you are in agreement with the aforementioned terms, please indicate your acceptance by signing where indicated below.




                                   Very truly yours,


                                   FLCC HOLDINGS, INC.



                                   By: /s/ Sandra J. Horbach
                                       -------------------------------
                                       Name:  Sandra J. Horbach
                                       Title: President



Agreed to and Accepted as
of the date above written:

CITADEL COMMUNICATIONS CORPORATION


By: /s/ Lawrence R. Wilson
    -----------------------------
    Name:  Lawrence R. Wilson
    Title: Chairman, Chief Executive Officer
           and President